Zell Capital
175 S. Third, Suite 200
Columbus
OH 43215

May 23, 2022

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Zell Capital - File No. (File No. 811-23563)
       Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Zell Capital (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.a Certificate of the Chief Executive Officer of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (888) 484-1944.

Very truly yours,

Zell Capital

/s/ William Zell
William Zell
Chief Executive Officer



THE HARTFORD

HARTFORD FIRE INSURANCE CO.

Date: 4/28/2022   Agency Code: 20247761
                                                TUCKER AGENCY LLC
                                                21 WHITE BRIDGE ROAD STE 201
                                                NASHVILLE, TN 37205

Agent's Advice of Premium for Fidelity

Insured: ZELL CAPITAL

Bond #:   20 FI 0386994-22

Bond Term: 05/13/2022 - 05/13/2023

Type of Bond: FINANCIAL INSTITUTIONS FIDELITY

Billing Term: ANNUAL

Billing Type: HFP BILL

Transaction Type: RENEWAL

Premium:
$3,249

Comments:

PLEASE NOTE THAT THIS IS AN AGENT'S ADVICE OF PREMIUM ONLY. AN ORIGINAL INVOICE
WILL BE SENT DIRECTLY TO YOUR ACCOUNTING DEPARTMENT.

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

HARTFORD FIRE INSURANCE CO.
Hartford plaza , Hartford, CT 06115
(herein referred to as the Underwriter)

Bond No. 20 FI 0386994-22

DECLARATIONS

Item 1.   Name of Insured (herein called Insured):   ZELL CAPITAL

            Principal Address: 175 S. THIRD SUITE 200
                                                    COLUMBUS, OH 43215

Item 2.   Bond Period: From 12:01 a.m. on 05/13/2022 To 12:01 a.m. on 05/13/2023

                      STANDARD TIME AT THE PRINCIPAL ADDRESS OF THE INSURED

Item 3.   The Aggregate Liability of the Underwriter during the Bond Period shall be $1,000,000

Item 4.   Subject to Sections 4 and 12 hereof the Single Loss Limit of Liability FOR Insuring Agreements (A)-FIDELITY (B)-ON PREMISES and (C)-IN TRANSIT is $1,000,000 and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D) — FORGERY OR ALTERATION	$1,000,000	$25,000
Insuring Agreement (E) — SECURITIES	$1,000,000	$25,000
Insuring Agreement (F) — COUNTERFEIT CURRENCY	$1,000,000	$25,000
Optional Insuring Agreements and Coverages:		
COMPUTER SYSTEMS FRAUD	$1,000,000	$25,000
TELEFACSIMILE INITIATED TRANSFER FRAUD	$1,000,000	$25,000
DESTRUCTION OF DATA OR PROGRAMS BY HACKER	$1,000,000	$25,000
DESTRUCTION OF DATA OR PROGRAMS BY VIRUS	$250,000	$25,000
VOICE INITIATED TRANSFER FRAUD	$1,000,000	$25,000

If "Not Covered" is inserted above opposite any specified insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto: SEE FORM GU207 (SCHEDULE OF RIDERS)

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FI 03869942101 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.   Premium:
                [X] Annual: $3,249

Douglas Elliot

04/28/2022

Authorized Representative   **Date**

ENDORSEMENT

This endorsement, effective on 05/13/2022 at 12:01 A.M standard time, forms a part of

Policy No.   20 FI 0386994-22 of the HARTFORD FIRE INSURANCE CO.

Issued to   ZELL CAPITAL



Douglas Elliot, President

SCHEDULE OF RIDERS

FB00H04701	2/15	BOND BILLING STATEMENT
FI00H16600	6/07	FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS DECLARATIONS PAGE
RN00U00100	5/93	IN WITNESS PAGE
FI00H16900	6/07	FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS
FI00H11900	6/07	AUDIT EXPENSE COVERAGE
FI00H17900	6/07	CLAIM EXPENSE
FI00H22800	6/07	COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FI00H29700	9/21	DECEPTION FRAUD (SOCIAL ENGINEERING) INSURANING AGREEMENT - $250,000 SUB-LIMIT
FI00H20700	6/07	DELETE DATA PROCESSING COVERAGE
FI00H11702	2/13	DESTRUCTION OF DATA OR PROGRAMS BY HACKER
FI00H11802	2/13	DESTRUCTION OF DATA OR PROGRAMS BY VIRUS
FI00H18100	6/07	ERISA RIDER
FI00H18801	9/08	EXTORTION - THREATS TO PERSONS RIDER
FI00H28300	10/14	INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED
FI00H25200	6/08	MAILING ADDRESS FOR NOTICE RIDER
FI00H22601	9/21	TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
FI00H22701	9/21	VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT
HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

ENDORSEMENT

This endorsement, effective on 05/13/2022 at 12:01 A.M standard time, forms a part of

Policy No.   20 FI 0386994-22 of the HARTFORD FIRE INSURANCE CO.

Issued to   ZELL CAPITAL



Douglas Elliot, President

SCHEDULE OF RIDERS

HR00H09300   2/07   PRODUCER COMPENSATION NOTICE



IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY
HOME OFFICE – HARTFORD, CONNECTICUT
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary   Douglas Elliot, President

RN 00 U001 00 0593
ILBP 83 01 11 88 UP
20 FI 0386994-22   05/13/2022

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

    (i) records, whether recorded in writing or electronically, and

    (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

    (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original

    (1) Negotiable Instrument (except an Evidence of Debt),

    (2) Certificate of Deposit,

    (3) Letter of Credit,

    (4) Withdrawal Order,

    (5) receipt for the withdrawal of Property, or

    (6) instruction or advice purportedly signed by a customer of the Insured or by a banking institution

which (a) bears a handwritten signature of any maker, drawer or endorser which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the Items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

        (c) Evidence of Debt,

        (d) Instruction to a Federal Reserve Bank of the United States, or

        (e) Statement of Uncertificated Security

which

        (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

        (ii) is altered, or

     (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country.

GENERAL AGREEMENTS
NOMINEES

(A) Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES
CONSOLIDATION, MERGER OR PURCHASE
OF ASSETS - NOTICE

(B) If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets of liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

    (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

    (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

    (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL – NOTICE

(C) When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent.
(10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

(D) The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

(E) If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED - ELECTION TO DEFEND

(F) The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (1) represented by an instrument issued in bearer or registered form;

  (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

  (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) 1. Employee means

  (a) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

  (b) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

  (c) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

  (d) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

  (e) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 13. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

  (f) a Partner of the Insured.

2. Employee does NOT mean any agent, broker, commission merchant, consignee, independent contractor or representative of the same general character not specified in (e) 1. above.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), means:

  (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

    (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with

adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

    (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

    (2) as respects limited partners the value of such limited partner's investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

    (1) signed by the maker or drawer; and

    (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

    (3) is payable on demand or at a definite time; and

    (4) is payable to order or bearer.

(n) Original means:

    (1) the first rendering or archetype and does not include photocopies of electronic transmission even if received and printed;

(o) Partner means a natural person who:

    (1) is a general partner of the Insured, or

    (2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(p) Property means Money, Certificated Security, Uncertificated Security, Negotiable Instrument, Certificate of

Deposit, documents of title, Acceptance, Evidence of Debt, security agreements, Withdrawal Orders, certificate of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(q) Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

    (1) a description of the Issue of which the Uncertificated Security is a part;

    (2) the number of shares or units:

        (a) transferred to the registered owner;

        (b) pledged by the registered owner to the registered pledgee;

        (c) released from pledge by the registered pledgee;

        (d) registered in the name of the registered owner on the date of the statement; or

        (e) subject to pledge on the date of the statement;

    (3) the name and address of the registered owner and registered pledgee;

    (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

    (5) the date:

        (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

        (b) the pledge of the registered pledgee was registered, or

        (c) of the statement, if it is a periodic or annual statement.

(r) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(s) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    (2) of a type commonly dealt in on securities exchanges or markets; and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(t) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(u) Written when capitalized means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

  (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

  (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rule or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository, institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

  (1) in obtaining credit or funds, or

  (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

  (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

    (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

    (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

        (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

        (2) to do damage to the premises or property of the Insured,

    except when covered under Insuring Agreement (A);

    (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such accounting unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

    (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

    (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

    (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

    (r) loss of Property while

        (1) in the mail, or

        (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

    (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

    (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

    (u) all fees, costs and expenses incurred by the Insured

        (1) in establishing the existence of or amount of loss covered under this bond, or

        (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

    (v) indirect or consequential loss of any nature;

    (w) loss involving any Uncertificated Security except an Uncertificated Security or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured's general partner(s) or limited partner(s) and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstance which if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any on casualty or event not specified in (a),(b) or (c) preceding.

NOTICE/PROOF-LEGAL
PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only of such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

ANTI-BUNDLING

Section 8.

If an Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contains a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 9. With respect to any loss set forth in subsection (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (p) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 11. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond that exceeds or appears to exceed, twenty-five percent (25%) of the Single Loss Deductible Amount, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13. This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner officer or employee of any Processor - (a) as soon as an Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUDIT EXPENSE COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.   INSURING AGREEMENT (A), FIDELITY is amended by adding the following paragraph:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated under Item 2. of this Rider for Audit Expense Coverage; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the DECLARATIONS and in excess of the Deductible Amount applicable under Insuring Agreement (A).

2.   The amount of Audit Expense Coverage provided by this Rider shall be Dollars ($25,000).

3.   CONDITIONS AND LIMITATIONS Section 2., EXCLUSION (u)(1) of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts or Financial Institution Bond For Investment Firms or Exclusion (o) (1) of the Financial Institutions For Insurance Companies Bond does not apply to the additional coverage provided by this Rider.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CLAIM EXPENSE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.   The attached bond is amended by adding to Insuring Agreement (A) Fidelity an additional coverage as follows:
CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the Insured in preparing any valid claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured's Employees, which loss exceeds the Single Loss Deductible applicable to Insuring Agreement (A) Fidelity. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated is limited to the amount stated under Item 2 of this Rider; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under the Claim Expense Coverage provided by this Rider shall be a part of and not in addition to the Aggregate Limit of Liability applicable to Insuring Agreement (A) under Item 3 of the Declarations.

2.   The Single Loss Limit of Liability for the coverage provided by this Rider shall be $25,000 Dollars,

3.   Paragraph (1) of Exclusion (u) of Section 2. of the Conditions and Limitations of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts Financial Institution Bond For Investment Firms or Paragraph (o)(1) of the Financial Institution Bond For Insurance Companies does not apply to the additional coverage provided by this Rider.

4.   Except as stated above, the coverage provided by this Rider is subject to all of the terms, conditions, agreements and limitations of the bond to which it is attached.

5.   This Rider applies to loss sustained at any time but discovered after 12:01 a.m. on 05/13/2022, standard time, at the Principal Address specified in Item 1 of the Declarations.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1.   The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)   Property to be transferred, paid or delivered,

(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.   In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

FI 00 H228 00 0607   © 2007, The Hartford   Page 1 of 2

    (2) systems and applications software,

    (3) terminal devices, and

    (4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved:

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(C) loss resulting directly or indirectly from

    (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2) failure or breakdown of electronic data processing media, or

    (3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, found in Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts and Financial Institution Bond For Investment Firms does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.


THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DECEPTION FRAUD (SOCIAL ENGINEERING) INSURING AGREEMENT - $250,000 SUB-LIMIT


This rider modifies insurance provided under the following bond form:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

I.   The attached bond is amended by adding the following Insuring Agreement:

    DECEPTION FRAUD

    Loss resulting from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer subject to the limit of liability and deductible amount (if applicable) noted below.

    Specific Aggregate Limit of Liability: $250,000

    Single Loss Deductible: $25,000

    Which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3. of the Declarations, and in no way shall serve to increase the Insurer's Limit of Liability as therein stated.

    If, separate from this endorsement, this bond includes a Telefacsimile Transfer Fraud and/or Voice Initiated Transfer Fraud Insuring Agreement, then loss covered under such Insuring Agreement(s) shall not be covered under this Deception Fraud Insuring Agreement.

II.   Solely as used in this endorsement, Section 1. DEFINITIONS, of the **CONDITIONS AND LIMITATIONS** is amended to include the following defined terms:
- Customer means an entity or individual for whom the Insured provides goods or services pursuant to a written agreement.
- Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.
- Vendor means an entity or individual that sells goods or services to the Insured pursuant to a written agreement or pre-existing legitimate arrangement.

III. Section 5.(b) NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER of the **CONDITIONS AND LIMITATIONS** of this bond is amended to read as follows:

    Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars. Moreover, with respect to coverage under the Deception Fraud Insuring Agreement, such proof of loss must include a copy of the instruction that was relied upon to cause the loss.

IV. Section 7.ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION, of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following:

With respect to coverage under the Deception Fraud Insuring Agreement, it shall be a condition precedent to coverage that the Insured assert any available claims, offsets or defenses against such Customer, Vendor, any financial institution or any other party to the transaction.

V. The EXCLUSIONS section of the **CONDITIONS AND LIMITATIONS** of this bond is amended to include the following:

- Loss resulting directly or indirectly from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer except if it's covered by the following:

  i. Deception Fraud Insuring Agreement or

  ii. If, separate from this endorsement, the Telefacsimile Transfer Fraud and/or Voice Initiated Transfer Fraud Insuring Agreement.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DELETE DATA PROCESSING COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. The attached bond is amended:

    (a) by deleting the numbered paragraph beginning

        "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

    from the definition of "Employee" in Section 1;

    (b) by deleting the following from the second paragraph of Section 13:

        "or any partner, officer or employee of any Processor"

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

This rider modifies insurance provided under one of the following bond forms:

FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS
FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:
DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets - Notice" section of the GENERAL AGREEMENTS of this bond;

provided such destruction or damage was caused by an attack that permits unauthorized access or use of the Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II. Solely as respects coverage afforded under the Destruction of Data or Programs By Hacker Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:
 (a) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

 (b) Computer System means

    (1) computers with related peripheral components, including storage components wherever located,

    (2) systems and applications software,

    (3) terminal devices, and

    (4) related communication networks

    by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(c)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

The Single Loss Limit of Liability provided by this rider shall not exceed $1,000,000. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $1,000,000. The Single Loss Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

his rider modifies insurance provided under one of the following bond forms:

FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES
FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS
FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

I.   The attached bond is amended by adding the following INSURING AGREEMENT as follows:
DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured while this bond is in force, as provided in the "Additional Offices or Employees Consolidation, Merger or Purchase of Assets – Notice" section of the GENERAL AGREEMENTS of this bond;

provided such destruction or damage was caused by a Computer Program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the Computer Program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the costs incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

II. Solely as respects coverage afforded under the Destruction of Data or Programs By Virus Insuring Agreement set forth above, CONDITIONS AND LIMITATIONS, DEFINITIONS is amended as follows:

 (a) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

 (b) Computer System means

      (1) computers with related peripheral components, including storage components wherever located,

      (2) systems and applications software,

      (3) terminal devices, and

      (4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(c)   Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Under the Destruction of Data Or Programs By Virus Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss".

The Single Loss Limit of Liability provided by this rider shall not exceed $250,000. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $250,000. The Single Loss Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ERISA RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

EXTORTION – THREATS TO PERSONS RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks
Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. The attached bond is amended by deleting the last line of Exclusion (m) of Section 2 and by substituting in lieu thereof the following:

   "except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion - Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion - Threats to Property Insuring Agreement when added by rider to the attached bond."

2. The attached bond is further amended by adding an additional Insuring Agreement as follows:

   EXTORTION - THREATS TO PERSONS

   Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

   (1) a director, trustee, Employee or partner of the Insured or to the proprietor (if the insured be a sole proprietorship), or

   (2) a relative or invitee of any person enumerated in (1) above

   who was, or allegedly was, kidnapped anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist's demand to an associate, and (b) a reasonable effort has been made to report the extortionist's demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

   SCHEDULE

3. The Single Loss Limit of Liability provided by this rider shall not exceed $. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $1,000,000. The Single Loss Deductible applicable to this coverage shall be $25,000.

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

INCLUDE COVERAGE FOR VIRTUAL CURRENCY - SUBLIMITED

This rider modifies insurance provided under the following bond form:

FINANCIAL INSTITUTION BOND FOR NON-BANK LENDERS AND REAL ESTATE INVESTMENT TRUSTS
FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS
FINANCIAL INSTITUTION BOND FOR BANKS
FINANCIAL INSTITUTION BOND FOR INSURANCE COMPANIES

CONDITIONS AND LIMITATIONS are amended as follows:

I.   DEFINITIONS, Section 1., the definition of Money is amended to include the following:
        Money shall also include Virtual Currency.

II.   DEFINTIONS, Section 1., is amended to include the following:

        Virtual Currency means a virtual or digital representation of value that is not issued by a central bank or a public
        authority, but may be accepted as a means of payment and can be transferred, stored or traded electronically,
        whether or not it is recognized as, or exchangeable for, legal tender.

III. LIMIT OF LIABILITY, Section 4., Single Loss Limit of Liability is amended to include the following:

The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss
Sublimit set forth in the SCHEDULE below, which Single Loss Sublimit is part of and not in addition to any other Single Loss
Limit of Liability applicable under this bond:

        Virtual Currency SCHEDULE

        Single Loss Sublimit $15,000

IV.   VALUATION Section 6. is amended to include the following:

The foregoing notwithstanding, in the event of loss of Virtual Currency covered under this bond, the Underwriter may, at its
sole discretion:

    (a)   tender the value of the Virtual Currency in actual currency of the country in which the loss was sustained, or in
          the United States of America dollar equivalent, by taking the weighted average of the values of Virtual Currency
          in such actual currency as posted on the three largest relevant Virtual Currency exchanges, based on the volume
          of Virtual Currency exchanged, as of 12:00 PM EST on the day the loss is discovered; or

    (b)   replace the quantity of Virtual Currency of such loss.

V.   DEDUCTIBLE AMOUNT Section 12., is amended to include the following:

FI 00 H283 00 1014   © 2014, The Hartford   Page 1 of 2

The foregoing notwithstanding, any coverage for loss of Virtual Currency under this bond is subject to the Single Loss Deductible set forth in the SCHEDULE below:

    Virtual Currency SCHEDULE

    Single Loss Deductible $5,000

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   forms part
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE RIDER/ENDORSEMENT

I.   **Notice of Claim or Wrongful Act**

   A.   A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

   B.   Where it is stated in the bond/policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

   Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

II.   **All Other Notices**

   A.   All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

> The Hartford
> Hartford Financial Lines
> One Hartford Plaza
> Hartford, CT 06115
>
> **HFPClaims@thehartford.com**
> Fax: (917) 464-6000

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the bond/policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

 All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

        The Hartford
        Hartford Financial Lines
        One Hartford Plaza
        Hartford, CT 06115

        HFPExpress@thehartford.com
        Fax: (866) 586-4550

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. The attached bond is amended by adding an Insuring Agreement as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

(a) a Customer of the Insured,

(b) another financial institution, or

(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2) contains the name of a person authorized to initiate such transfer.

In this Insuring Agreement,

● Customer means an entity or individual which has written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and funds means money on deposit in an account.

● Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.

● Telefacsimile Device means a system of transmitting a facsimile of a tangible and duplicate image of a document by electronic signals transmitted through telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals which produces the duplicate, and printing such facsimile on a tangible medium.

● Telefacsimile Instruction means any Telefacsimile Device, telex, or a copy of which is capable of retention by the recipient.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

   "Loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

All other terms and conditions remain unchanged.



Douglas Elliot, President

This rider, effective 12:01 am, 05/13/2022   **forms part**
of bond number   20 FI 0386994-22

issued to: ZELL CAPITAL

by: HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

VOICE INITIATED TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies
Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts
Financial Institution Bond For Investment Firms

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from an Insured's account or a Customer's account in reliance upon a fraudulent voice instruction received through a Voice Initiated Funds Transfer Command transmitted by telephone which was purported to be from the following:

(1) an officer, director, partner or employee of a Customer of the Insured who had been previously authorized by the Customer to instruct the Insured to make such transfer, or

(2) an individual person who is a Customer of the Insured, or

(3) an Employee who had been previously authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

but the voice instruction was not from a person described in (1), (2), or (3) above, provided that such voice instruction was electronically recorded by the Insured and included required password(s) or code word(s).

In this Insuring Agreement:

- Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers.
- Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.
- Voice Initiated Funds Transfer Command means those oral commands which authorize the transfer to another financial institution, of Customer's Funds or Insured Property and the oral command is:

  a) made over a telecommunications device; and

  b) directed to those natural persons specifically authorized to receive such instructions by telephone.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated Transfer Insuring Agreement must include electronic recordings of such voice instructions.

All other terms and conditions remain unchanged.



Douglas Elliot, President



U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



Producer Compensation Notice

You can review and obtain information on The Hartford's
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.

Zell Capital
175 S. Third, Suite 200
Columbus
OH 43215

Chief Executive Officer Certificate re Fidelity Bond Approval

The undersigned, William Zell, Chief Executive Officer of Zell Capital, a Delaware statutory trust (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Executive Officer of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as **Exhibit A** is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period May 13, 2022 to May 13, 2023.

IN WITNESS WHEREOF, I have executed this certificate this 23rd day of May, 2022.

/s/ William Zell
_____
William Zell
Chief Executive Officer

Approval of Fidelity Bond

      WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940 Act***") and Rule 17g-1(a) thereunder, require a registered management investment company, such as the Fund, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Fund against larceny and embezzlement, covering each officer and employee of the registered management investment company who may singly, or jointly with others, have access to the securities or funds of the registered management investment company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "***covered person***"); and

      WHEREAS, Rule 17g-1 under the 1940 Act ("***Rule 17g-1***") specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Fund as the only insured (a "***single insured bond***"), or (iii) a bond which names the Fund and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1; and

      WHEREAS, Rule 17g-1 requires that a majority of the independent trustees, as defined in Section 2(a)(19) under the 1940 Act (the "***Independent Trustees***"), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Fund, and pursuant to factors contained in Rule 17g-1 which are described in the accompanying memorandum provided to the Board in connection with this meeting; and

      WHEREAS, under Rule 17g-1, the Fund is required to make certain filings with the U.S. Securities and Exchange Commission (the "***SEC***") and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

      NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Fund to which officers or employees of the Fund may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Fund, the accounting procedures and controls of the Fund, the nature and method of conducting the operations of the Fund, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Fund and insuring the Fund against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Hartford Fire Insurance Co. having an aggregate coverage of $1,000,000 (the "***Fidelity Bond***") is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Trustees; and it is further

      RESOLVED, that the Board, including a majority of the Independent Trustees, have determined the portion of the premium paid by the Fund be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond; and it is further

      RESOLVED, that the Authorized Officers of the Fund be, and each of them hereby is, authorized and directed to take all appropriate actions, with the advice of legal counsel to the Fund, to provide and maintain the Fidelity Bond on behalf of the Fund; and it is further

      RESOLVED, that the Authorized Officers of the Fund be and hereby is, designated as the parties responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

      RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such

additional agreements, documents, instruments, and certifications and to take all such steps, and to make all such payments, fees, and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or Authorized Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of the Fund; and it is further

RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Chief Executive Officer and the Chief Financial Officer of the Fund (collectively, the "***Authorized Officers***").